Legion Capital Corporation

301 E. Pine St., Ste. 850

Orlando, Fl. 32801

(407) 986-4234

April 19, 2017

Mr. Christopher Dunham, Staff Attorney

Mr. Dietrich A. King, Assistant Director of Financial Services

Securities and Exchange Commission

Re: Legion Capital Corporation Form 1-A filing – Request for Qualification

File# 024-10638

Dear Messrs. Dunham and King,

On behalf of Legion Capital Corporation (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on Monday April 24, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO